					EXHIBIT 12

KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)	2004	2003	2002	2001	2000

Income (loss) from continuing operations	$415	$264	$(590)	$480	$812

Add -
Provision (benefit) for income taxes	256	195	(35)	277	434
Loss (gain) from equity affiliates	26	-	-	-	-
Fixed charges	286	283	303	239	224
Distributed income from equity affiliates	10	-	-	-	-
Deduct -
Interest capitalized	(13)	(10)	(8)	(31)	(5)

Earnings (loss)	$980	$732	$(330)	$965	$1,465

Fixed Charges -
Interest expense	$245	$251	$275	$195	$208
Rental expense represenative of interest factor	28	22	20	13	11
Interest capitalized	13	10	8	31	5

Total fixed charges	$286	$283	$303	$239	$224

Ratio of earnings to fixed charges	3.4	2.6	- (1)	4.0	6.5

(1)  Earnings were inadequate to cover fixed charges by $633 million in 2002.